AMERICAN REALTY CAPITAL TRUST, INC.

405 Park Avenue

New York, New York 10022

VIA OVERNIGHT DELIVERY AND EDGAR

March 29, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Michael McTiernan

Re:	American Realty Capital Trust, Inc. Registration Statement on Form S-11 Filed February 15, 2012 File No. 333-179533

Dear Mr. McTiernan:

Pursuant to Rule 477 (“Rule 477”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), American Realty Capital Trust, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-11, Registration No. 333-179533 (together with all exhibits and amendments thereto, the “Registration Statement”).

The Company is requesting withdrawal of the Registration Statement because it has elected not to proceed with the offering of its common stock pursuant thereto. The Registration Statement has not been declared effective by the Commission, and no securities have been sold in connection with this offering. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Company requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Should you have any questions regarding this matter, please contact Peter M. Fass (tel. 212-969-3445) of Proskauer Rose LLP.

AMERICAN REALTY CAPITAL TRUST, INC.

/s/ William M. Kahane

Name: William M. Kahane

Title: Chief Executive Officer and President